Memorandum of Offering

By

SOLARIS MEDIA INC



Solaris Media Blockchain Fund allows you to invest in movies you love.

January 2022



This Memorandum of Offering is for review by prospective investors of SOLARIS MEDIA INC on the Akemona Platform under Section 4(a)(6) of the Securities Act of 1933, as amended and under SEC Regulation Crowdfunding.

IMPORTANT NOTICE TO PROSPECTIVE INVESTORS

This Memorandum of Offering ("Offering Statement") is issued by SOLARIS MEDIA INC, a NEW YORK Corporation (the "Issuer"), under Section 4(a)(6) of the Securities Act of 1933 as amended and under SEC Regulation Crowdfunding. This Offering Statement is available at https://akemona.com funding portal (the "Platform") and each subdomain thereof operated by Akemona, Inc., a Delaware Corporation, who is the intermediary for this offering.

The Issuer plans to raise a minimum of $75,000.00 and a maximum of $1,000,000.00 by issuing Convertible zero-coupon bond offering in the form of digital aPledge security tokens, which will be sold at a discount and will be redeemable at 100% of the face value on 04-30-2023. The difference between the full-face value of the bond and the discounted purchase price will be the interest earned by investors. When the interest rate offered by the issuer is 0%, there is no discount and the bonds will be sold at their full face value. Akemona's aPledge is a digital security token that is sold to investors as a security by the Issuer on the Akemona platform. In order to purchase aPledge, prospective investors must register on the Platform and setup a digital wallet.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Investors may cancel an investment commitment up until 48 hours prior to the date of close of subscription identified in the offering materials including this Offering Statement. If an investor decides to cancel, the investor will be responsible for the cost of transaction processing, known as "gas," on the Ethereum/Polygon blockchain. If the Issuer reaches the target offering amount prior to the date of close of subscription identified in the offering materials, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment, the Issuer may close the offering early and must provide notice to the investors about the new offering deadline at least five business days prior to such new offering deadline. If an investor does not cancel an investment commitment before the 48-hour period prior to the close of subscription, the funds will be released to the Issuer upon closing of the offering, and the investor and the Issuer will be bound by the terms of the debt agreement.

If a material change is made to the offering, the Issuer will send an email notification to all investors. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned. The Issuer reserves the right to modify any of the terms of the offering and the securities issued under the offering at any time before the close of the offering.

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning the date of close of subscription, unless such securities are transferred: (1) to the Issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Certain information contained in this Memorandum of Offering may contain forward-looking statements that are based on the beliefs of the Issuer's management as well as reasonable assumptions made by and information currently available to the Issuer's management. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to the Issuer's business plan and prospects, future developments, trends and conditions in the industry and geographical markets in which the Issuer operates, its strategies, plans, objectives and goals, its ability to control costs, statements relating to prices, volumes, operations, margins and overall market trends.

When used herein, the words "anticipate", "believe", "could", "estimate", "expect", "going forward", "intend", "may", "ought to", "plan", "project", "seek", "should", "will", "would" and similar expressions, as they relate to the Issuer or the Issuer's management, are intended to identify forward-looking statements. These forward-looking statements reflect the Issuer's current views with respect to future events and are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Actual results and events may differ materially from information contained in the forward-looking statements as a result of a number of factors, including any changes in the laws, rules and regulations relating to any aspects of the Issuer's business operations, general economic, market and business conditions, including capital market developments, changes or volatility in interest rates, input prices, the actions and developments of the Issuer's competitors and the effects of competition on the demand for, and price of, the Issuer's products and services, various business opportunities that the Issuer may or may not pursue, changes in demographic trends, its ability to properly price its products and services , seasonal fluctuations and factors beyond the Issuer's control. The Issuer does not intend to update or otherwise revise such forward-looking statements, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, forward-looking events and circumstances discussed herein might not occur in the way the Issuer expects, or at all. Accordingly, you should not place reliance on any forward-looking information or statements. All forward-looking statements herein are qualified by reference to the cautionary statements set forth in this section.

RISKS OF DIGITAL SECURITIES

The Issuer will use the Akemona platform for issuing investment commitment tokens, known as aPledge, in digital wallets of investors through the Ethereum/Polygon blockchain. At the end of a successful offering, the Issuer will convert investment commitment tokens into digital securities. These digital securities are delivered directly to digital wallets of investors. Walletless investors receive a certificate of investment instead of digital securities.

Investors are responsible for maintaining security and confidentiality of their digital wallet password, secret phrase and private key ("Credentials"). Investors must protect their Credentials from cybertheft. Investors must not share their Credentials with any other person. Neither Akemona nor any other party has access to an investor's Credentials. In the event of loss of Credentials, the investor will lose all assets in their digital wallet. Excluding the replacement of investment commitment tokens during the subscription period upon payment of a replacement fee of $50, Akemona or the Issuer will not be liable for any loss, damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet. Post-subscription, investors must contact the Issuer or Issuer's transfer agent for replacement of lost digital securities. Issuer or their transfer agent may charge a fee for replacement of digital securities.

The Ethereum/Polygon blockchain keeps all transaction history public using the public key of digital wallets. Investors may want to control access to the public key of their digital wallet except when they have to share the public key with a counterparty to execute a transaction.

If the Ethereum/Polygon blockchain is split or forked into two or more branches, Akemona will, in its sole discretion, decide which branch of Ethereum/Polygon it will use. Any investment commitment tokens issued by Akemona will be valid only on the branch of Ethereum/Polygon which Akemona decides to use. Excluding the replacement of investment commitment tokens, Akemona or the Issuer will not be liable for any loss, damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to a split of the Ethereum/Polygon blockchain. Post-subscription, investors must contact the Issuer or Issuer's transfer agent to find out the branch of Ethereum/Polygon which will be valid for the digital securities in the event of a split of the Ethereum/Polygon blockchain.

Excluding the replacement of digital securities upon payment of a fee, the Issuer or its transfer agent will not be liable for any loss, damage or injury or for any direct, indirect, special, incidental, exemplary, or consequential damages arising from or related to the loss of an investor's Credentials or errors in the use of their digital wallet.

The Akemona platform is based on blockchain technology, which is a relatively new, untested and evolving technology. The aPledge™ digital security token, an ERC20 standard token developed by Akemona, resides on the Ethereum/Polygon blockchain. The investor must independently evaluate the risks and merits of the purchase of the aPledge™ digital security tokens and bear the risks thereof. The Investor understands that the aPledge™ digital security tokens involve risks, all of which the Investor fully and completely assumes, including but not limited to, the risk that the technology associated with the Akemona platform will not function as intended.

THE INVESTOR ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY CRYPTOGRAPHIC SOFTWARE TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE ISSUER OR AKEMONA, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE CRYPTOGRAPHIC SOFTWARE TOKENS.

TABLE OF CONTENTS

1. OFFERING SUMMARY

Issuer	SOLARIS MEDIA INC
Co-issuer(s)	• Gracie Film Partners LLC The co-issuer entity will serve merely as a conduit for investors to invest in the issuer and will not have a separate business purpose. There will be no material difference between an investment in the issuer and the co-issuer.
Type of Security	Convertible zero-coupon bond issued in the form of digital tokens directly deposited into investors' digital wallets
Bond will Convert into this Class of Equity Shares	Class G
Class Differentiator	Investors will receive earnings from the Gracie documentary. They will not receive earnings from any other class of securities which may be issued in the future.
Face Value of Each Convertible zero-coupon bond	$1.00
Redemption Value of Convertible zero-coupon bond on Maturity Date	$1.00 (100% of Face Value)
Target (minimum) Offering Amount	$75,000.00
Oversubscriptions Accepted	Yes
Oversubscriptions Allocation Method	First-come, first-served basis
Maximum Offering Amount	$1,000,000.00
Valuation Cap	$10,000,000.00
Qualified Financing:	$5,000,000.00 Qualified financing is the minimum amount of cash raised in an equity financing, which will trigger automatic conversion of debt into equity.
Conversion Discount	0% The discount that bondholders will receive on the price per share of equity in a qualified financing.
Maximum Number of	1,000,000 The maximum number of securities to be offered is calculated by dividing the

Securities Offered	maximum offering amount by the price of the securities on the subscription open date.
Annual Percentage Yield (APY)	0%
Subscription Open Date	01-20-2022
Subscription Close Date	04-30-2022
Rolling Close	Yes
Loan Term in Year(s)	1
Maturity Date	04-30-2023
Price of each Convertible zero-coupon bond of $1 face value on Subscription Open Date	$1.00 Note: Price is calculated daily.
Method for Determining Price on Purchase Date	The Purchase Price on the Purchase Date is equal to the Face Value ($1) divided by the Effective Yield Factor. The Effective Yield Factor is the Daily Interest Rate compounded for the number of days ("Days") between the Purchase Date and the day before the Maturity Date. Compounding of the Daily Interest Rate uses the formula (1 + Daily Interest Rate) to the power of Days. Daily Interest Rate is calculated by subtracting 1 from the formula (1 + Annual Percentage Yield) to the power of 1/365.
Minimum Investment Amount	$1,000.00
Purpose of the Loan	Working capital
Transaction Processing Platform and Intermediary	Akemona, Inc.

If the Offering does not equal or exceed the Target Offering Amount on or before the Subscription Close Date, the Intermediary will cancel all sales of aPledge Digital Security Tokens and the Escrow Agent will refund to investors the Original Purchase Price of each aPledge Digital Security Token and fraction thereof.

2. ISSUER INFORMATION

SOLARIS MEDIA INC (the "Issuer") is a business in the Arts, Entertainment, and Recreation industry with its principal location at 50 Stewart Avenue Suite 3l, Huntington, NY. SOLARIS MEDIA INC is organized as a Corporation in the United States under the jurisdiction of NEW YORK. SOLARIS MEDIA INC was established on the date 12-14-2012. The website of SOLARIS MEDIA INC is at www.solarisentertainment.com.

The Issuer has certified that the following statements are true.

- The Issuer is organized under and subject to the laws of a state or territory of the United State or the District of Columbia.

- The Issuer has not issued securities registered with the SEC under the Securities Exchange Act of 1934.

- The Issuer has not been convicted of, or subject to court or administrative sanctions for, securities fraud, false representation or other violations of state or federal regulations.

- The Issuer has not failed to comply with the annual filing requirements under Regulation Crowdfunding (17 CFR §227.202).

- The Issuer is neither a development stage (blank check) company without a business plan nor a development stage (blank check) company intending to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer is not primarily engaged in the business of: trading securities, lending, pyramid sale distribution, gambling, speculation, adult entertainment, or retail sales of firearms and ammunition.

- The Issuer is not in default of a loan.

Issuers Key Financials

The key financials of the Issuer are as follows:

- Total assets of the Issuer: $1,612.00

- Total liabilities of the Issuer: $24,227.00

- Net worth of the Issuer: -$22,615.00

- Annual Revenue of the Issuer: $36,591.00

Co-issuer(s)

This offering has following co-issuer(s).

- Gracie Film Partners LLC, located at 50 Stewart Avenue, Suite 3l, Huntington, NY, was organized as a Limited Liability Company in the United States under the jurisdiction of NY in the year 2021. The website of Gracie Film Partners LLC is at www.solarisentertainment.com.

  The Issuer has formed a 100% owned separate entity Gracie Film Partners LLC ("Co-issuer") solely for issuing securities under this offering. Gracie Film Partners LLC will serve merely as a conduit for investors to invest in the Issuer and will not have a separate business purpose.

  An investment in Gracie Film Partners LLC will allow investors to achieve the same economic exposure, voting power and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Issuer.

  Gracie Film Partners LLC will maintain a one-to-one relationship between the number, denomination, type and rights of Issuer securities it owns and the number, denomination, type and rights of its securities outstanding. Gracie Film Partners LLC cannot borrow or raise funds on its own account.

  There will be no material difference between an investment in the Issuer and the Co-issuer.

3. LEADERSHIP TEAM

Founders

Gregory O'Connor holds the position of Chief Executive with the company.

Greg is an award-wining film producer, content creator and entrepreneur. His company Solaris Entertainment is a successful film and television company based in New York and Los Angeles. Greg started his career in film in 1999 with "Tumbleweeds", an independent film that won the Filmmaker's Award at Sundance also nominated for an Academy Award and winner of the Golden Globe for Best Actress for Janet McTeer. He has since created and/or produced films including "Miracle" with Kurt Russell for Disney, "Pride & Glory" with Ed Norton, Colin Farrell and Jon Voigt for Warner Brothers, "The Smashing Machine" for HBO, indie cult favorite "The Slaughter Rule" with Ryan Gosling and Amy Adams, and "Warrior" with Tom Hardy, Joel Edgerton and Nick Nolte for Lionsgate. Greg has also worked developing and producing television under a 3-year production deal with Paramount Television Studios. Solaris is currently in production on a podcast and television series "The Space Within," with Jessica Chastain starring, along with documentary series "Gracie", based on the history of the infamous Gracie jiu-jitsu fighting family. The company is in pre-production on "Road Racer", a feature film about the Dunlop motorcycle racing family (based on the BBC documentary film "Road"), to be filmed on location in Northern Ireland. Solaris is working with Akemona to create the first blockchain-based platform to fund specific film, television series, podcasts and other media projects based on investors interests. Greg has a BA in Economics from the University of Pennsylvania and resides in New York.

Gregory O'Connor is a Director and an Officer of the company.

4. PRINCIPAL STOCK OWNERS

The Issuer's principal stockholders are as follows:

Name of Stockholder	Class of Securities Held	Percentage of Voting Power
gregory oconnor	Ownership interest	100%

The above information provided by the Issuer is no more than 120 days prior to the date of filing of this offering statement.

The Issuer has calculated total voting power by including all securities for which the stockholding person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned."

To calculate outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities are assumed to be converted.

5. OFFERING INFORMATION AND TERM SHEET

Term Sheet

Issuer: SOLARIS MEDIA INC

Co-issuer(s): Gracie Film Partners LLC

> The co-issuer entity will serve merely as a conduit for investors to invest in the issuer and will not have a separate business purpose. There will be no material difference between an investment in the issuer and the co-issuer.

Type of Security Offered: Convertible zero-coupon bond and issued in the form of a digital security token

Bond will Convert into this Class of Equity Shares: Class G

Class Differentiator: Investors will receive earnings from the Gracie documentary. They will not receive earnings from any other class of securities which may be issued in the future.

Face Value of Each Zero-Coupon Bond: $1.00

Redemption Value: 100% of Face Value

Target (Minimum) Offering Amount: $75,000.00

> If the sum of the investment commitments does not equal or exceed the target (minimum) offering amount at the subscription close date, no security will be sold in the offering, investment commitments will be cancelled by the intermediary, Akemona, and committed funds will be returned to investors.

Oversubscriptions Accepted: Yes

If yes, how oversubscriptions will be allocated: First-come, first-served basis

Maximum Offering Amount: $1,000,000.00

Valuation Cap: $10,000,000.00

> Valuation cap is the maximum pre-money valuation at which the debt will convert into equity.

Qualified Financing: $5,000,000.00

Qualified financing is the minimum amount of cash raised in an equity financing, which will trigger automatic conversion of debt into equity.

Conversion Discount: 0%

The discount that bondholders will receive on the price per share of equity in a qualified financing.

Maximum Number of Securities to be Offered: 1,000,000

The maximum number of securities to be offered is calculated by dividing the maximum offering amount by the price of the securities on the subscription open date.

Annual Percentage Yield (APY): 0%

Subscription Open Date: 01-20-2022

Subscription will open at 12:01 AM Pacific Time on the subscription open date.

Subscription Close Date: 04-30-2022

Subscription will close at 11:59 PM Pacific Time on the subscription close date.

Rolling Close: Yes

When the minimum target offering amount is reached, the Issuer may choose to do a rolling close to receive some of the funds raised and keep the subscription open. If the Issuer decides to do rolling close, investors will receive a notification of rolling close at least 5 business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date. Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

Term of the Loan in Year(s): 1

Maturity (Redemption) Date: 04-30-2023

Price of Each Convertible zero-coupon bond on Subscription Open Date: $1.00

Method for Determining Price: The Purchase Price on the Purchase Date is equal to the Face Value ($1) divided by the Effective Yield Factor. The Effective Yield Factor is the Daily Interest Rate compounded for the number of days ("Days") between the Purchase Date and the day before the Maturity Date. Compounding of the Daily Interest Rate uses the formula (1 + Daily Interest Rate) to the power of Days. Daily Interest Rate is calculated by subtracting 1 from the formula (1 + Annual Percentage Yield) to the power of 1/365.

Minimum Investment Amount: $1,000.00

Investor Perks Offered by the Issuer: Investors will receive these additional gifts from the filmmakers: All Investors: *Online access to an interactive presentation on Gracie documentary series *Blu Ray DVD of the documentary *Special NFT collection *Behind-the-scenes access to production, cast and crew *Special Screenings and talk-backs; Investors above $10,000: (Everything above plus) *Invitation of a special screening and Q&A with the filmmakers (NYC and virtual) *Premium NFT collection with registry by Artory

Purpose of the Loan: Working capital

Escrow Agent: Prime Trust

Transfer Agent: OnchainTA

Transfer Agent Website: onchainTA.com

Transfer Agent Email: support@onchainTA.com

Applicable Law: Issued under Section 4(a)(6) of U.S. Securities Act of 1933 as amended and under SEC Regulation Crowdfunding

Initial Holding Period: 1 year from the date of close of subscription with certain exceptions stated in 17CFR §227.501 regarding restrictions on resale and included under "Notice to Investors."

Transaction Processing Platform and Intermediary: Akemona, Inc.

Intermediary's CIK: 0001748730

Intermediary's SEC File Number: 007-00173

CRD Number: 000299685

Intermediary's (Akemona's) Compensation: 3% of the amount raised

Intermediary's (Akemona's) Any Other Interest in the Security Being Offered: None

Estimated Escrow and Other Transactions Charges: Approximately 3% of the amount raised

Tax Considerations: The investor is responsible for reporting their income for the purpose of taxes in their jurisdiction. Zero-coupon bonds may result in phantom income that must be considered by the investors. Investors must consult their tax attorneys on how to handle the interest accrued on zero-coupon bonds in their tax returns. Zero-coupon bonds with 0% interest rate do not accrue interest income.

6. TERMS OF SECURITIES

The Issuer is offering convertible zero-coupon bonds as digital security tokens. Each bond will have a Face Value of $1 and it will be sold at a discount in cash payment through ACH, payment card, wire transfer and USDC stablecoin. Minimum purchase amount is $1,000.00. The discount is determined by the Interest Rate ("Annual Percentage Yield") offered by the Issuer and the number of days between the Purchase Date and the Maturity Date. If the Interest Rate offered by the Issuer is 0%, there will be no discount. At the Interest Rate of 0%, the Issuer's bonds will be sold at their Face Value.

In the event that the Issuer sells units of its membership interest (equity securities) on or before the Maturity Date in an equity financing with total proceeds to the Issuer of not less than the qualified financing amount, the outstanding token balance of digital security tokens shall automatically convert in whole without any further action by the bondholder into equity securities sold in the qualified financing at a conversion price and terms as stated in the debt agreement.

In the event that digital security tokens remain outstanding on the maturity date, the outstanding token balance shall automatically without any further action by the bondholder convert as of the Maturity Date into units of the Issuer's membership interest of class stated in the term sheet at a conversion price and terms as included in the debt agreement.

If the Issuer consummates a change of control while this debt agreement remains outstanding, the Issuer shall repay the bondholder in cash in an amount equal to the outstanding token balance; provided, however, that upon the written election of the bondholder made not less than five days prior to the change of control, the Issuer shall convert the outstanding token balance held by the bondholder into units of the Issuer's membership interest of class stated in the term sheet at a conversion price and terms as stated in the debt agreement.

Drag-Along Rights: Subsequent to the conversion into membership interest, if one or more person or entity owning and controlling 50% of the Issuer's outstanding shares

("Majority Shareholder") desires to sell forty percent (40%) or more of its direct or indirect financial interest in the shares of the Issuer in a single transaction to a third party (the "Proposed Acquirer") pursuant to a Qualified Sale (as defined below), and the Board of Directors of the Issuer has approved such Qualified Sale, the Majority Shareholder may cause to be included in such Qualified Sale all, but not less than all, of the shares held by each of the other shareholders (members) by providing to each such other shareholder a notice (a "Qualified Sale Notice") of the proposed Qualified Sale at least 20 days prior to the date proposed for such Qualified Sale, stating the identity of the Proposed Acquirer, the kind and amount of consideration proposed to be paid for the shares to be purchased by the Proposed Acquirer and the other material terms of such Qualified Sale.

In the event the Majority Shareholder so provide a Qualified Sale Notice with respect to a Qualified Sale, each other shareholder shall be obligated to transfer all of the shares owned by such shareholder to the Proposed Acquirer on the terms and conditions set forth in the Qualified Sale Notice.

The term "Qualified Sale" means a sale by the Majority Shareholder to a third party which is not an Affiliate of the Issuer or Majority Shareholder and the terms of such sale were negotiated between the Majority Shareholder and such unaffiliated third party (or on their behalf by their respective agents or representatives) on a bona fide arm's-length basis. The terms of such sale provide that the sale of shares by each shareholder that is not a Majority Shareholder shall be made for the same type and amount of consideration for each such share sold as is to be received by the Majority Shareholder for each such share.

Tag-Along Rights: Subsequent to the conversion into membership interest, if one or more Majority Shareholder proposes to sell more than 50% of the Issuer's outstanding shares to a Proposed Acquirer (other than a sale through an Initial Public Offering) then the Majority Shareholder shall give written notice of such proposed sale to all other shareholders of the Issuer setting forth the proposed material terms and conditions of such sale (including price per Share).

The shareholder receiving such notice shall have the right to elect, by delivery of written notice to the Majority Shareholder within ten (10) days from delivery of the notice, to sell to the Proposed Acquirer a number of its shares, not to exceed the product of (A) the total number of shares owned by the shareholder and (B) a fraction, the numerator of which is the aggregate number of shares which the Majority Shareholder has proposed to be sold, and the denominator of which is the aggregate number of shares in which the Majority Shareholder has a financial interest (the shareholder's "Pro Rata Amount"), on the same terms and conditions (including price per share) as agreed to by the Majority Shareholder.

Proxy Voting: If the bonds convert into shares or membership interest with voting rights, then subsequent to the conversion into shares or membership interest, if a shareholder is unable to attend a shareholders' meeting, the shareholder shall automatically assign, without any action on their part, their irrevocable proxy to the President and CEO of the Issuer, with full power of substitution to vote on their behalf on all matters presented for a vote at all such shareholders' meetings.

Electronic Communication: The investor consents to receive communications and transact business with the Issuer online and electronically. The Issuer may, at its sole discretion, deliver all communications concerning investors or Issuer's business including, without limitation, information and written notices required to be provided to investors, by means of email, posting on its website, or other means of electronic communication. The investor shall keep the Issuer or its transfer agent informed of any change in their email so that the investor can continue to receive all such communications promptly.

Modification to the Terms of the Securities Being Offered

The Issuer can modify the terms of securities offered up to 10 days before the close of subscription. However, any material change to the terms of the offering will require submission of a revised Form C, communication of the material change to current and potential investors and reconfirmation of investment from all the investors. The terms of the offering cannot be modified after the loan has been disbursed to the Issuer.

7. BOND PURCHASE TRANSACTION EXECUTION AND CANCELLATION

Investors will send payment for their investment commitment in cash (using payment cards, ACH, wire or USDC stablecoin[*]) to the escrow agent through the Akemona platform. The Issuer will use the Akemona platform to seek investment commitments from the investors. The Issuer will confirm these investment commitments by issuing aPledge digital tokens to the registered wallets of investors.

Digital security tokens purchased by an investor will be electronically deposited in the investor's digital wallet. If the offering is cancelled, all sales of debt security tokens will be cancelled and the escrow agent will refund to each investor the original purchase price of each digital security token purchased minus the bank fee for sending refunds.

Upon close of a successful offering, the escrow agent will disburse collected funds to the Issuer after deducting escrow and Akemona fees. The Issuer will convert investment commitment tokens into digital securities. Upon completion of the transaction, Akemona will provide the details of the funds raised to investors.

[*] This method of payment may not be available for all offerings. If this method of payment is available, investors will see a "Pay with USDC" button when making an investment.

Cancellation of an Investment Commitment

Investors may cancel an investment commitment up until 48 hours prior to the deadline (subscription close date) identified in these offering materials. If an investor decided to cancel, the escrow agent will refund the original amount of investment after deducting the bank fee for remitting the refund to the investor.

Transaction charges (except payment card fee) incurred by the investor at the time they made the investment are not refundable. Non-refundable transaction charges include ACH fee, wire transfer fee, gas on Ethereum/Polygon platform (when paying with USDC stablecoin) and identity verification fee. The details of these transaction charges are available in the Akemona Education Center for Investors.

The escrow company will charge a bank fee for remitting refunds. The escrow company will remit the refund through the payment method, which was used by the investor for making the investment. Remittance of refund through ACH will incur a charge of $1. Refund through wire transfer will incur a charge $15 for domestic and $35 for international. There is no bank fee for refunding payments made through payment cards.

No interest is earned if an investment commitment is cancelled.

Akemona will notify investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline (subscription close date) identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least 5 business days prior to such new offering deadline (absent a material change that will require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If the Issuer makes a material change to the terms of securities being offered, the Issuer will notify investors about the change and the investors will be required to reconfirm their investment commitment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned to the investor. If material changes to the offering or to the information provided by the Issuer regarding the offering occur within 5 business days of the maximum number of days that an offering is to remain open, the offering will be extended to allow for a period of 5 business days for the investor to reconfirm his or her investment.

A rolling close allows the Issuer to receive the funds raised after the target offering amount is reached, while keeping the subscription open for further funding. The issuer has indicated that it will be performing rolling closes of the offering. When the issuer decides to do a rolling close, investors will receive a notification of rolling close at least 5 business days in advance of the rolling close date. Investors will have the option to cancel or reduce their investment commitment up to 48 hours before the rolling close date.

Investments become final at the rolling close date. Investors will not be able to change their invested amount after the rolling close date. The offering will remain open for subscriptions after the rolling close. All investment commitments subsequent to the rolling close date will be treated as new investment commitments.

8. PURPOSE OF OFFERING

Solaris is building the first ever blockchain funding platform for film, television, podcasts and other media, in partnership with Akemona. The platform empowers investors to fund projects they have a specific interest in, filmmakers they want to support, and business models they believe have the best opportunity to be successful in the marketplace. This represents a potential paradigm shift in the way creative projects are financed, decentralizing the process, and giving greater control and transparency to both the creators and investors.

Solaris will act as a curator, ensuring a standard of quality exists on the platform, that projects have something culturally relevant to say, are innovative or moving the medium forward. We believe film and television can be both an artistic and a commercial endeavor that has lasting cultural and financial value.

Each aspect of the development and production of our projects - IP rights, screenplay, storyboards, contracts, et al - will be recorded on the blockchain. The intention is ultimately to pay all cast, crew and vendors utilizing cryptocurrency. Our larger vision is to create blockchain-based distribution system, delivering media directly to the consumer on the blockchain on a pay-per-view or subscription basis (this is down the road a bit.)

Projects will be posted and can be invested in one of two stages:

1.DEVELOPMENT: This includes acquiring rights to IP (eg. a best-selling novel or New York Times article); the writing of a screenplay; a production budget and schedule; hiring a casting director; initial legal costs. This stage is typically not more than $250,000 unless the IP is particularly expensive.

2.PRODUCTION: This includes all the costs related to producing a film, television pilot or series, or podcast series, such as payments to cast and crew, locations and/or stages, equipment; transportation, legal and accounting. Budgets for independent films or web/television series can range from $500,000 to $20,000,000. Podcasts can range from $100,000 to $500,000.

However, there is leverage in financing films and series. We typically only require 25-30% of the overall budget in equity funding. The balance is covered by pre-sales to international markets, tax incentives and other subsidies, and debt financing. Particularly for larger budget projects, our model will usually require our investors to fund this 25-30% portion of the overall budget. This allows us to optimize the returns for our investors.

We are also creating unique, collector items and NFTs for each project. This can provide an additional revenue stream for investors and, potentially, a secondary market to trade your interest in our projects.

We want to create a revolution in the way films, television and creative projects are selected, funded, produced and distributed. To build a "Tribe" of media enthusiasts interested in supporting and participating in the creation of film, television, podcasts that will have enduring value. The time has never been better to disrupt an industry controlled by a small, powerful group of media conglomerates.

9. PRODUCTS AND SERVICES

GRACIE: The Untold Story of the Worlds Most Infamous Fighting Family Dynasty and the Rise of Mixed Martial Arts (Documentary Series) In keeping with our MMA theme we have unique insider access to this incredible family's story and will include archive footage, interviews with all key family members and interviews with some of the biggest names in mixed martial arts. The story is much bigger (and better) than anything you may think you know about the Gracies.

The funding will be used to shoot and edit the film, assemble and license archival photos and video, market and promote the film, and build a website with streaming and e-commerce functionality.

Investors will receive a participation in the ongoing revenue stream for the film in all media along with a unique NFT package and other extras.

FUTURE PROJECTS:

We have a number of upcoming projects we are preparing for the platform. Investors will have an opportunity to invest in these upcoming projects.

ROAD RACER (Feature Film) Based on the BBC documentary *ROAD*, this film tells the incredible, true story of the world's greatest motorcycle road racers- Robert and Joey Dunlop- and their rise in the most dangerous sport in the world. We have an amazing script and the cast is being assembled. Shooting is planned in Northern Ireland in spring of 2022. Keep a lookout for this offering!

PRUE (Feature Film) Lest you think we are only interested in dangerous sports, this story about a teenage boy and his AI companion, is a heady, existential thriller. Writer-director Will Geiger conceives a compelling look at the future of humanity inspired by ideas of Michio Kaku. Think *BLACK MIRROR* or *EX MACHINA*.

These are a just a few of the films we will be offering soon. Let's make GRACIE a winner and start making movies together!

10. BUSINESS PLAN

Solaris Media, Inc is a New York corporation. It is part of Solaris Entertainment, and was set up to manage the **Solaris Media Blockchain Fund**.

The plan is to offer opportunities to invest in quality films, television series, podcasts and other creative media ("Projects), allowing investors to choose the Projects they like based on the creative content, filmmakers/creators, and belief in the Projects' artistic and/or commercial success.

Projects will be available for investment at two stages: 1. Development; and 2. Production.

The Development stage: may include the following costs:

- The acquisition of IP (books, comics, newspaper and magazine articles, documentaries, archive materials, life rights, etc)

- Research costs

- The development and writing of a screenplay or series of screenplays.

- Creation of ancillary media (ie. a digital comic series)

- Creation of key art (mood board, poster art) and/or storyboards

- Production supervision

- Legal fees

- Accounting fees

- Budget and scheduling costs

- Location scouting

- Casting costs

Total costs of Development typically range between $100,000 to $200,000. At the end of the Development stage a Project should be ready to go into production.

The Production stage: includes all costs related to producing a project. This typically will include:

- Fees for talent, producers and crew

- Equipment costs

- Location and/or build costs

- Travel and meals

- Editing costs

- Visual effects

- Music rights and composer fees

- Insurance fees

- Banking fees

- Legal costs

- Marketing and public relations

Total costs of Production of the films the Solaris Fund will offer typically ranges between $1,000,000 to $20,000,000. At the end of the Production stage a Project should be ready to go into a release/distribution.

Solaris is committed to environmental consciousness and all Projects will follow a "Green Protocol" to reduce our environmental impact including the purchase of carbon offset points and carbon neutral NFT's.

An equity investment in a film typically constitutes about 20% to 30% of the film's overall production budget. The balance may come from a combination of international sales/estimates, tax incentives and subsidies and debt. This provides significant leverage to equity investors. For example, a film with a $10,000,000 production budget may need only $2,000,000 in equity financing. Additionally, if we co-finance a film (splitting the funding 50/50) we would only need a $1,000,000 equity investment to produce a $10,000,000 film.

Investors may choose to invest in the development of a Project, then based on the result, choose to invest further into the Project's production. If an investor chooses not to invest further, they will continue to own a stake in the Project's ongoing equity. Investors may also choose to invest only at the Production stage.

*Television production costs would primarily cover the production of the pilot episode only

*Podcast production costs require recording sound only and are significantly lower.

Distribution: Solaris Projects will typically have international sales agent and/or distribution partners at the start of production. These partners allow us to offset risk and leverage the investment by estimating international sales across all territories and/or pre-selling certain territories. A domestic (North American) distributor (a major film studio, cable channel or streaming platform) may or may not be in place at the start of production. Some domestic distributors prefer to acquire a finished film, and if the film has strong creative elements (typically cast and/or director), the film may be more valuable after production is finished. The goal of the Solaris Fund is to optimize the return on investment and choose the distributor best suited for the Project.

Festivals: Some Solaris Projects may submit to major festivals as a way to bring positive exposure. Each year independent film and television projects are sold to buyers at festivals. As example, Solaris sold our first independent film ***Tumbleweeds*** to New Line Cinema (part of Warner) at the *Sundance Film Festival*. A bidding war for the film resulted in a very high purchase price in relation to the film's production cost and launched our career in film and television.

Equity Investments: Investors who make an investment in the Fund will cumulatively (the total number of investors) own a 40% to 50% interest in the Project they choose to invest in (the "Investor Pool."). Individual investors will own their pro-rata share of the Investor Pool, based on their portion of the total amount invested. The balance will be share with Solaris as fund manager (and, in some cases, producer) along with all other producers, director(s), key talent and crew.

NFTs and other Value: Each of the Solaris Projects provide investors with opportunities to receive NFTs and other digital assets as part of their investment. This can be in the form of original (signed) screenplay, storyboards, posters, trading cards, video clips and other unique assets from the Project. These digital assets will be sellable on partner marketplaces like *Rarible*, *OpenSea* and *Dreamcoins*. The Fund will work with partners who are committed to environmental consciousness and carbon neutrality.

Credits: The top ten (10) investors (based on total investment amount) will receive a Thank You credit in the Projects end titles. In some cases we will offer an "Executive Producer" or "Co-Executive Producer" credit in the Project's opening titles if an investor has made a substantial investment or other important contribution to the Project.

Accounting: Solaris Media, Inc will provide quarterly CPA reviewed financial statements for the first twenty-four (24) months, for all Projects that have met their minimum investment targets ,and annual CPA reviewed statements thereafter. If there are payments to be made to investors (in the form of distributions from their pro-rata share of the Investment Pool), these payments will be made quarterly and will include a CPA reviewed financial statement.

Blockchain: Chain-of-title related to the Project's IP and other processes will be registered on the blockchain. Solaris envisions having all payments to talent, crew and vendors on the Fund's Projects paid with cryptocurrency.

Solaris Management Fee: Solaris will receive a fee of ten (10%) percent of all proceeds for managing the fund. These fees will cover company operations including staff, legal, office and administrative costs, social media and publicity.

11. RISK FACTORS

The investor recognizes that the purchase of the securities involves a high degree of risk in that (i) the Company is a start-up business with short operating history and requires substantial funds in addition to the proceeds of this transaction; (ii) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company; (iii) the investor may not be able to liquidate his investment; (iv) transferability of the securities is extremely limited, and (v) in the event of a disposition, the investor could sustain the loss of his entire investment.

The investor represents that he is acquiring the securities hereunder for investment; recognizes the highly speculative nature of the investment and that he is able to bear the economic risk of an investment in the securities.

The investor represents that he has been furnished by the Company during the course of this transaction with all information regarding the Company which he has requested or desired to know; that he has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the terms and conditions of this offering, and any additional information which he had requested.

The investor understands that there is no market for the securities and that no market is expected to develop for the securities. The investor understands that even if a public market develops for the securities, the rule requires a one-year holding period prior to the resale of securities acquired in a Regulation Crowdfunding (CF) offering. The investor understands that excluding the annual filing of reports under SEC Regulation Crowdfunding, the Company is not obligated to comply with any reporting requirements under the Securities Exchange Act of 1934, as amended, and that the Company makes no representation or warranty that it will disseminate to the public any current financial or other information beyond the annual filing of reports under SEC Regulation CF. The investor understands and acknowledges that the Company is under no obligation to register the securities under the Act or any state securities or "blue sky" laws.

The entertainment industry is highly competitive, and the commercial success of any motion picture is often dependent on factors beyond the control of the Company, including but not limited to audience preference and exhibitor acceptance. The Company may not be able to engage or retain qualified talent for its movies, including actors and other production personnel. Competent distributors or joint Company partners may not be available to assist the Company in its financing and marketing efforts. The Company may not be able to sell or license the films because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors and audiences.

The development and production of motion pictures involves a substantial degree of risk. Production costs are often miscalculated and may be higher than anticipated due to reasons beyond the control of the Company. If there is a cost overrun, investors will bear the entire risk that the films do not have sufficient funding to complete production. There is no assurance that the film will be an economic success even if it is successful critically or artistically. There is no assurance as to whether the Company will be profitable or earn revenues, or whether the Company will be able to return any investment, to make cash distributions or to meet its operating expenses.

12. USE OF PROCEEDS OF THIS OFFERING

USE OF PROCEEDS

The Solaris Media Blockchain Fund will use the investment proceeds in the following ways:

Acquisition of Intellectual Property

- Books

- Newspaper or magazine articles

- Comics

- Documentaries

- Screenplays

- Life rights

- Archive materials

- Legal fees

Development of Creative Materials

- Screenplays

- Storyboards and Mood boards

- Comic or graphic novels

- Research

- Budget & Scheduling

- Cast consultation

- Location scouting

- Legal and accounting

Production Costs

- Talent and production fees

- Crew fees\

- Equipment costs

- Location and/or build costs

- Travel costs

- Meal/Food costs

- Transportation costs

- VFX costs

- Editorial expenses

- Music licensing

- Insurance

- Banking fees

- Legal and accounting costs

Marketing and Promotion

- Public relations fees

- Social media marketing

- Promotional materials

- Festivals (including travel)

Target Offering Amount: $75,000.00

Maximum Offering Amount: $1,000,000.00

Estimated Proceeds and Use:

Description of Line Item	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Estimated Proceeds After Expenses	$70,250.00	$940,000.00
Estimated Akemona Fee	$2,500.00	$30,000.00
Estimated Miscellaneous Offering Expenses	$2,250.00	$30,000.00
Production, marketing and promotion of the GRACIE documentary/series.	$70,250	$940,000

13. ISSUER'S OWNERSHIP AND CAPITAL STRUCTURE

The Issuer does not have any outstanding securities.

Question: How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Issuer's Response: None

Question: Are there any differences not reflected above between the securities being offered and each of the other class of security of the Issuer?

Issuer's Response: Not applicable

Question: How could the exercise of rights held by the principal shareholders identified earlier affect the purchasers of the securities being offered?

Issuer's Response: None

14. VALUATION OF SECURITIES AND RISKS TO PURCHASERS FROM CORPORATE ACTIONS

The Issuer is offering convertible zero-coupon bonds, which will convert into equity on or before the Maturity Date. These convertible debt securities will be discounted at the interest rate specified by the Issuer and will reach Face Value upon maturity. If the Issuer has set an interest rate of 0%, there will be no discount and these convertible debt securities will be sold at Face Value. The price of the convertible debt securities being offered hereby was established by the Issuer. Unlike listed companies whose publicly traded securities are valued through market-driven stock prices, the value of private companies, especially startups, and the value of their securities, are difficult to assess. Further, it is difficult to correlate the value of the convertible debt securities to the value of the Issuer. Investors risk overpaying for their investment. Substantial time may pass before reliable valuations of the Issuer company and the convertible debt securities issued in this offering are available, if ever.

The Issuer cannot change the terms of the offering after the close of subscription. This debt cannot be discharged through any corporate action except full repayment or conversion into equity pursuant to the debt agreement or on order of a court of competent jurisdiction under the laws related to bankruptcy.

The value of these convertible bonds will be impacted by corporate actions such as increased debt load, stocks buy back, payment of dividends, issue of equity, acquisitions, merger and declaration of bankruptcy. The impact of these actions on the valuation of convertible bonds is uncertain. Generally, if the issuer raises additional debt, bondholders may face a decline in the value of their investment due to increased risk resulting from higher debt load. On the other hand, if convertible bonds are closer to conversion into equity, their value will be less affected when the issuer borrows money as long as the borrowing is not excessive. Corporate actions that reduce cash at hand (for example, stocks buy back and dividends) will create a higher risk for bondholders but may raise the expectation of higher valuation when bonds are converted into equity. If the issuer files for bankruptcy, the holders of these convertible bonds will have lower priority for payment than other debts, which are secured or senior to this note.

Risks to Purchasers of The Securities Relating to Minority Ownership in the Issuer

Risks to Purchasers of the Securities Associated with Corporate Actions Including, Additional Issuances of Securities, Issuer Repurchases of Securities, Sale of the Issuer or of Assets of the Issuer and Transactions with Related Parties

Risks associated with corporate actions have to do with dilution of equity already held by the investors. These include additional issuance of equity in the future. In addition, there are other corporate actions that may create a risk for investors, such as merger or acquisition, dividend payout, split of stocks. In addition, unless the value of the company also goes up, additional issuance of convertible bonds or equity will dilute the value of convertible bonds or equity held by the investors,. Similarly, the company can elect to seek a large bank loan, which could create a risk for existing holders of convertible bonds or equity, since such loans have a priority on the assets of the company. A significant dividend payout could reduce the cash available for operations and investment, which would reduce the value of the outstanding equity.

15. TERMS OF ISSUER INDEBTEDNESS

The Issuer does not have any outstanding debt.

16. EXEMPT OFFERINGS CONDUCTED

The Issuer has not conducted any exempt offerings in the past three years.

17. OPERATING HISTORY AND FINANCIALS

The Issuer has indicated that it has an operating history.

The Issuer has made the following financial disclosures.

Financial Standing

The Company has generated limited, non-material revenues from operations over the past five (5) years.

Financial disclosures of the past two years

Current Number of Employees: $1

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,612.00	$136.00
Cash and Cash Equivalents	$612.00	$136.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenue/Sales	$36,591.00	$4,000.00
Cost of Goods Sold	$21,216.00	$4,980.00
Tax Paid	$0.00	$0.00
Net Income	-$902.00	-$980.00

Financial Statements and Additional Documents

Following financial statements are attached with this document.

File Name	Description
Reviewed Financial Statements 2019.pdf	Financial Statements 2019
Reviewed Financial Statements 2020.pdf	Financial Statements 2020
Operating Agreement.pdf	Operating Agreement

If you are viewing a printed copy of this offering statement, please print the abovementioned files separately. The attached files of financial statements can be separately downloaded from the Issuer's page on the Akemona funding portal at https://akemona.com/offerings.

18. ONGOING REPORTING

The Issuer will file a report electronically with the United States Securities and Exchange Commission's (SEC's) EDGAR system annually and post the report on its website, no later than March 15 each year. The maximum allowed period for filing the annual report is 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be found on the Issuer's website at: solarisentertainment.com

In compliance with relevant laws and regulations, the Issuer will continue to comply with the ongoing reporting requirement until:

- The Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- The Issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

- The Issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

- The Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- The Issuer liquidates or dissolves its business in accordance with state laws.

19. DISCLOSURE OF MATERIAL INTEREST IN RELATED-PARTY TRANSACTION(S)

The Issuer (or any entities controlled by or under the common control with the Issuer) were not a party to any transaction(s) in which any of the following persons have or is to have a direct or indirect material interest:

- Director or officer of the Issuer or anyone performing similar functions with the Issuer

- Beneficial Owner of 20% or more of the Issuer's stock based on voting power

- Promoter of the Issuer

- Immediate family member of any of the abovementioned persons

20. OTHER MATERIAL INFORMATION

No additional information

21. LEGAL ISSUES, CONVICTIONS OR DISBARMENTS

With respect to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in the Principal Stockowners (Section 4 of the current document), any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will (directly or indirectly) be paid remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor:

1. No such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security

    ii. involving the making of any false filing with the Commission

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2. No such person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security

    ii. involving the making of any false filing with the Commission

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3. No such person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer

        B. engaging in the business of securities, insurance or banking

        C. engaging in savings association or credit union activities.

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4. No such person is subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

    ii. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. No such person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder

    ii. Section 5 of the Securities Act under which all offers and sales of securities must be registered with the SEC or qualify for some exemption from the registration requirements.

6. No such person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. No such person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing , the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8. No such person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, nor is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Final order in the abovementioned statements means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

Please note that no matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose, if the affiliated entity is not

   i. in control of the Issuer

  ii. under common control with the Issuer by a third party that was in control of the affiliated entity at the time of such events.